Patient Innovations

OnTime Care Overview Demo Video – Script

With CTO Robin Bennett

Hi. I'm Robin – CTO at Patient Innovations, and this is OnTime Care.

[Login video plays as Robin introduces himself.]

Let me talk you through five key screens and subsystems of OnTime Care, and explain to you what it can do for your practice.

[Switches to Rooms view]

"First of all, the Rooms view. This is the overview of all of the rooms in your practice, showing you who is in each room, patients and medical staff, and, most critically, how long the patients have been waiting... highlighting where you have a problem with a patient who's been left in a room on their own.

You can set treatment timers from this screen, and also flags to indicate who is in rooms and what state the room is in.

Next screen to show you is Communicator" [Robin switches to Communicator screen.]

"Communication is at the heart of OnTime Care. From this screen you can easily message a patient, see the message history for a patient, and even send broadcast messages to all patients on a particular day, or all patients looking to see a particular physician.

Messages can be sent by SMS text messages to a patient's phone, or by email, or even by voice message to their mobile as well.

Next screen is VisitManager." [Robin switches to the VisitManager Screen.]

"This is the key screen for your reception staff, showing all of the appointments for the day, easily grouped by status, so I can see 34 confirmed appointments. And I can also see the message history showing the text messages that have gone out to the patient to ask them to confirm that they're attending their appointment today.

From this screen I can also cancel appointments easily, or indeed reschedule appointments if necessary.

From the VisitManager, and indeed throughout OnTime Care, I can also see at a glance which physicians are running late – Dr. Cayford is running 25 minutes late at the moment – or which doctors are on time or even running early.

And from here I can easily message all of doctor Cayford's patients to tell them that Dr. Cayford is running late, and perhaps to think about coming in a little bit later in the day.

The fourth screen to show you is the Schedule screen." [Robin switches to the Schedule Screen.]

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Patient Innovations

"So, this is where you can see the entire diary for your practice. You can look at all physicians, or you can just choose a particular provider and see their diary – either for the day, the week, or indeed the month.

From this screen we can see who the physician is seeing, we can see whether the patient has confirmed or not, or we can even move appointments or create new appointments straight from this screen.

 Finally, we'll look at SmartBalance." [Robin switches to the SmartBalance screen.]

"SmartBalance is one of the critical features in OnTime Care, helping you to balance the diaries for busy physicians, and trying to encourage patients to see less busy physicians. You can see here – next week Lisa Howe is 70% booked and 63% confirmed, but I might be able to bring her appointments forward to Emma Cayford, who this week is not quite so busy. So SmartBalance lets us look at two diaries for different physicians across different weeks and try to balance the appointments better across the two.

So, there you go – just a quick run through of the five key screens in OnTime Care:

- Rooms
- Communicator
- VisitManager
- Schedule and
- SmartBalance

Take a look at some of the other videos to see some of the other features that we have to show you."

#256
5507 Nesconset Highway Ste 10-256
Mount Sinai NY 11766-2031
212.380.8386